Exhibit 99.1

ATA Announces Closing of ACG Acquisition,

Appoints ACG Founder Jun Zhang as President

Transaction Signifies ATA’s Foray into International Art and Creativity Education

Beijing, China, August 6, 2019 -- ATA Inc. ("ATA" or the "Company", Nasdaq: ATAI), a company focused on providing students with quality educational experiences and services in China and abroad, today announced that the Company has closed the acquisition of 87.46% equity interest in Beijing Huanqiuyimeng Education Consultation Corp. (“ACG”), a leading provider of educational services for students in China interested in applying for overseas art study.

Transaction Details

As previously announced in a press release on June 28, 2019, the Company had entered into a definitive agreement with ACG’s major shareholders and core management members, including its founder Mr. Jun Zhang, for the acquisition of 69.04% equity interest in ACG, and had also separately entered into definitive agreements with other ACG minority shareholders for the acquisition of the remaining 30.96% equity interest in ACG.

ATA has successfully completed the acquisition of 100% shares of ACG International Group Limited (“ACGIGL”), which holds 69.04% equity interest in ACG, by issuing 9,360,000 ordinary shares of ATA as consideration to Arts Consulting Limited (“ArtsCL”), the sole shareholder of ACGIGL. Following the closing of such acquisition, ATA becomes the sole shareholder of ACGIGL and indirectly holds 69.04% equity interest in ACG, and ArtsCL becomes the holder of 16.5% of ATA’s shares calculated on a fully diluted basis. The 9,360,000 ordinary shares of ATA issued as consideration to ArtsCL are restricted shares and shall not be sold without prior written approval from ATA’s Board of Directors. Such transfer restriction will lapse, with respect to 2,808,000 of such restricted shares, on the first anniversary of the closing date of the acquisition of 100% shares of ACGIGL (the “Closing Date”), 2,808,000 on the second anniversary of the Closing Date, and 3,744,000 on the third anniversary of the Closing Date.

ATA has also successfully closed the acquisition of an additional 18.42% equity interest in ACG with certain ACG minority shareholders for cash, resulting in ATA holding, directly and indirectly, an aggregate of 87.46% equity interest in ACG. The Company is working on closing the remaining 12.54% equity interest in ACG with the remaining minority shareholders, which is expected to be completed before the end of the third quarter of 2019.

Mr. Jun Zhang to Replace Mr. Jack Huang as ATA’s President and Director

ATA’s Board of Directors has appointed Mr. Jun Zhang, the founder and leader of ACG, as the Company’s President and a member of ATA’s Board of Directors, replacing Mr. Jack Huang who has resigned to pursue other opportunities. In this role, Mr. Zhang will work closely with ATA’s Chairman and CEO Mr. Kevin Ma to oversee the business and operation of the Company.

With over 20 years of experience in art and creativity education, Mr. Zhang is recognized as an expert in the art and creativity education industry in China. He is a pioneer in the industrialization of international art and creativity education in China and has been active in the fields both professionally and as an educator in China. He has served as the head of the graduate animation program at the Central Academy of Fine Arts’ School of City Design and as an expert in digital simulation at the Beijing Institute of Technology’s School of Design and Arts.

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Management Commentary

Mr. Ma stated, “The acquisition of ACG is the first major step forward in our long-term growth strategy of becoming a leading international education service provider with a special focus on the rapidly expanding art and creativity education market. We are well positioned to take advantage of the growing demand from Chinese students and young professionals for overseas educational experiences, and have already begun working closely with the ACG team on its several growth initiatives, including but not limited to geographic, programmatic, and partnership expansion. Having helped thousands of students garner the opportunity to study the arts at top universities in Europe and America since its founding in 2012, ACG has earned its reputation for excellence in the art and creativity education market. We are pleased to welcome Jun to ATA’s leadership team and believe his unique qualifications will prove valuable as we look to accelerate ACG’s growth trajectory. We will continue to evaluate other merger and acquisition opportunities that may be a good fit for our portfolio of education businesses.”

Mr. Zhang stated, “I am pleased to be joining ATA during this exciting time. ATA has demonstrated its commitment to students and the betterment of education over the past two decades, and I could not be more thrilled to be working with the leadership team here at ATA during this next phase of ACG’s development.”

Mr. Ma concluded, “Finally, we would like to thank Jack for his contributions to ATA. Jack’s efforts during our transition from a computer-based testing services business to an international education business were vital in our Company’s evolution, and we wish him the best in his endeavors.”

ACG – A Leading Provider of Overseas Art and Creativity Education in China (https://www.acgorg.net/)

With 23 direct campus locations covering 21 cities throughout China, ACG specializes in providing portfolio preparation courses, consultation of overseas art study application and other relevant services to students and young professionals interested in art and aiming to study art abroad. ACG offers diverse and customizable art and music overseas study programs. Since its founding in 2012, ACG has been dedicated to establishing a supportive ecosystem for the field of international creative education and building a one-stop business line in order to upgrade and enhance its comprehensive commercial benefits. Utilizing its offline national sales network and online platform, ACG is expanding rapidly in the overseas art and creativity education market in China.

About ATA Inc.

ATA is focused on providing quality educational experiences and services for students throughout China and abroad. ATA aims to offer online, on-campus, and other education programs through a network of global education partners. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “believe,” “could,” “expect,” “future,” “look forward to,” “plan,” “should,” “will,” and similar terms. Examples of forward-looking statements in this press release include statements about ATA’s plan and efforts to transform itself into a leading international education service provider; ATA’s plans for mergers and acquisitions generally; subsequent business activities and anticipated benefits of ATA’s acquisition of ACG; ATA’s acquisition of the remaining equity interest in ACG; the market potentials of international art and creativity education; the anticipated benefits to ATA’s expansion efforts into the international education market; and the ability of ATA and ACG to cooperate and integrate effectively and to introduce offerings and build partnerships. These forward-looking statements involve known and unknown risks and uncertainties, are based on current expectations, assumptions, estimates, and projections by both ATA and ACG, and are subject to governmental approvals and other conditions. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. The Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, Chief Financial Officer	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x5518	415-568-2255
amytung@atai.net.cn	csohn@equityny.com

Katherine Yao, Senior Associate
+86 10 6587 6435
kyao@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com